Exhibit 4.3

SOFTWARE MAINTENANCE CONTRACT BETWEEN BBVA PENSIONES CHILE S.A. AND ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

In Santiago, on December 1, 2005

I.
BBVA PENSIONES CHILE S.A. (hereinafter called the “Supplier”), a company incorporated according to Chilean laws, with legal residence at 100, Pedro de Valdivia Ave., Providencia, Santiago, Chile, Tax Identification (RUT) No. 96,757,820-7, APPEARS AS PARTY OF THE FIRST PART.

The Supplier is represented by Mr. Gustavo Alcalde Lemarie, Chilean, legally of age, bearer of Chilean national identity card No. 5,894,308-8, and for the purposes hereof, the same legal address as the company he represents.

II.
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. (hereinafter called the “Client”), a company incorporated according to Chilean laws, with legal residence at 100, Pedro de Valdivia Ave., 16th Floor, Providencia, Santiago, Chile, Tax Identification (RUT) No. 98,000,400-7,  APPEARS AS PARTY OF THE SECOND PART.

The Client is represented by Messrs. Jorge Matuk Chijner, Peruvian, legally of age, bearer of Chilean foreign identity card No. 21,828,473-6, and Andrés Veszprémy Schilling, Chilean, legally of age, bearer of Chilean national identity card No. 8,881,705-2, both domiciled for the purposes hereof as the company they represent.

The appearing representatives in turn state that their respective powers have not been revoked, suspended or restricted, and that the acting capacity of their respective represented companies has not changed. Thus, acknowledging their sufficient capacity to enter this contract, they state the following:

WHEREAS:

I.
The Supplier owns the Intellectual Property Rights on the software described in Appendix 1 (hereinafter the “Software”), and is, in turn, a company whose objectives include the provision of information services and consultancy to pension-fund administration organizations for which it has the appropriate technical and material means and necessary qualified personnel.

II.	The Client is the licensee of the Software owned by the aforementioned Supplier, and requires the provision of information services for the maintenance of said Software.

THEREFORE, both parties concur in entering this software maintenance contract (hereinafter called the “Contract”), whereby they assent to the following terms and conditions:

1.	CONTRACT OBJECTIVE

For the purpose of this Contract, the Supplier promises to carry out the work and tasks required to provide the Client with Software Maintenance Services in exchange for a defined price established in Clause Eight of this Contract.

è	The Software Maintenance Service, customized to the requirements of the Client, shall be comprised of:

A.
The realization of the work required to correct any incident or anomaly communicated by the Client in the use of the Software. For the purpose of identifying the scope of this activity, an incident is defined as any deviation from the functions approved by the Client during the testing period carried out during the initial implantation of the System (“User Testing”), or the equivalent tests run by the users when new requirements or improvements are installed;

B.
Providing the support in processing any one of the Software components, both directly in the different Client user areas or to those that the Client has delegated the processing function of the System. Therefore, this activity comprehends the direct intervention and/or attention of any related consultation or situation, for the processing of both on-line transactions and batch processes, according to the process planning made by the Client;

C.
The realization of the work required to customize the Software to the modifications made to the technical architecture of the Processing Center or other physical or logical components (of hardware, communications or operative systems) permitting the process of the different Software components. Said changes include both mandatory corrections for the proper running of the system and those necessary to customize the Software to the changes introduced by the Client in their operative systems.

▪	These activities shall be carried out according to a reporting scheme of incidents managed by the Client who shall promptly and fully indicate the characteristics of the anomaly found.

▪	With this report, the Supplier shall make the required verifications to identify the possible causes of the difficulty and investigate the impact(s) produced by the incident.

▪
As a result of this analysis, the corresponding solution scheme shall be confirmed, to be carried out immediately if feasible, without affecting neither the logic components of the software or the data of the different applications.

▪
In case the incident entails a correction to any of these components, this shall be carried out in the developmental and testing environments operated by the Supplier who will make available to the Client a corrected version in a suitable environment (“Quality environment”), where the Client will make the corresponding verifications with its own defined and generated data. Once the correction has been verified, the Supplier shall coordinate the necessary steps to replace the modified (and verified) components in order to terminate the original incident.

▪
The Supplier / Client shall jointly keep complete and updated records of the incidents, their severity and progress in their correction and verification. The Supplier shall work according to the priorities defined by the Client, providing the utmost support to the prompt correction of any incident that may occur.

▪
The Supplier must submit the releases it develops from the date they are available, including those pertinent to support documentation. In any case, such releases shall be made available in the Quality environment for the Client to carry out the respective testing. The Client shall be responsible for carrying out the exhaustive testing to verify the proper running of the releases. Once formal verification has been made by the Client, the Supplier shall be responsible for passing these verified components to the Production environment.

è	This maintenance service shall comprehend modifications made regarding changes in scope, regulation or any new function requested by the Client.

Any work to be done regarding problems with historical data converted to the system or problems generated due to the incorrect operation of applications foreign to the Software’s scope, sending it incorrect information, shall be treated similarly. In these cases, the Supplier shall provide any assistance that may be required, the costs and conditions of which shall be dealt with specifically for each case, as established in Clause Eight of this Contract.

To carry out this service, an initial total load of 42,500 man-hours is foreseen per year.

2.	SERVICE LOCATION OF ACTIVITY

In order to fulfill and accomplish the purpose of this Contract and the obligations undertaken herein, the Supplier shall carry out and develop the activities in its own facilities located in Santiago, Chile.

In case personnel carrying out this service, due to the inherent needs hereof, must travel outside Santiago, the traveling costs and allowances incurred shall be invoiced separately to the Client from the price defined in Clause Eight.

3.	MEANS

The services detailed in Clause One shall be provided by the Supplier with the appropriate technical and material means, its permanent staff hired in conformity with prevailing labor legislation or subcontracted third parties who will not have any work-related nor any connection of any other kind with the Client.

4.	OBLIGATIONS OF THE SUPPLIER

The Supplier is bound to:

4.1	Carry out the work stipulated in this Contract, according to the approach and details herein, including the complementary documentation developed between the parties agreement.

4.2	Ensure that the personnel dedicated to the provision of the services herein:

a) Complies with the access, security and similar control regulations in the place where the work is carried out.

b) Adopts appropriate precautions and measures to prevent damage and accidents to persons and things.

c) Fulfills the duty of confidentiality and non-release of any type of documentation or information they may have in their possession pursuant to the services to be rendered in order to fulfill the contracted service, in conformity with what is established in Clause Twelve.

4.3
Name a representative who will act as the fundamental contact with the person designated by the Client. This representative shall oversee the service is properly fulfilled and coordinate and direct the employees of the Supplier in order to ensure the maximum performance in rendering the contracted service.

To this end, the parties agree to hold monthly meetings to follow-up and control the work stipulated herein.

4.4
Contract a Civil Liability Insurance that covers any contingency derived from the fulfillment and development of the Contract herein and for a minimum amount similar to the one established in Clause Eight herein.

4.5
Furthermore, the Supplier shall render the services established herein by using its own equipment, natural and instrumental means, or subcontracting these with third parties, as required to carry out and bring the contracted services to a successful conclusion. In any case, the Supplier shall respond to the Client for the work carried out by the third parties subcontracted by him, under the same terms as if the work had been performed by the Supplier himself.

5.	OBLIGATIONS OF THE CLIENT

The Client is bound to:

5.1
Give all Supplier personnel restricted access to its facilities where the activity shall be carried out, in case required. Personnel shall be previously accredited by the Client according to his internal regulations. This access shall be subjected to the security limitations and restrictions established for that purpose by the Client.

5.2	Meet the price convened between the parties herein, as well as all modifications that may occur, agreed on in writing.

5.3
Submit to the Supplier all information and documentation necessary in order to fulfill its obligations pursuant to this Contract as well as any information and documentation that the Supplier may reasonably request to this end. The Client shall also be responsible for ensuring said information and documentation is adequate, complete and accurate. The Client shall inform the Supplier, as soon as he is aware of the fact, of any inadequate, inaccurate, etc. information or documentation.

5.4
Undertake the commitment to cooperate with the Supplier so that he may render the services herein, including but not limiting to issues such as providing the Supplier with the required approvals in due time, reviewing reports and offering input when required, as well as lend any help that may be necessary to facilitate and ensure no measure is taken that may interfere with rendering the services.

5.5
Fulfill the obligations undertaken in this Contract, or in any of its Appendices. The Supplier shall not be responsible for any delays, defective fulfillments or non-fulfillments in rendering the services undertaken herein when the foregoing are due to non-fulfillments made by the Client of said obligations.

6.	SAFETY AND HEALTH FOR WORK

Workers signed up for the rendering of the services set forth in this Contract must be trained and informed by the Supplier under the terms established by prevailing regulation in the prevention of labor risks, whereby any eventual sanctions that may be imposed by the labor authority in this matter will be the exclusive responsibility of the Supplier.

Likewise, the Client shall fulfill the informational duty Safety and Health for Work issues set forth in the legal regulation to this end.

7.	LABOR RELATIONS

At no time may the signing of this Contract be considered the establishment of a working relationship between the Client and the Supplier and/or the working staff hired by the Supplier.

On the other hand, the signing of this Contract implies the establishment of a relationship of an exclusive business nature between the parties and shall be governed by that, which is set forth in this Contract, and for the unforeseen that which is set forth in the Code of Mercantile Law, special laws, mercantile uses and, in their defect, by that which is set forth in the Civil Code or in the applicable legislation.

Furthermore, personnel rendering the Services set forth in this Contract shall be subjected to the labor regulation that regulates the activity of the Supplier in all aspects, and especially to the regulation governing safety and health for work, as applicable. Likewise, the Supplier promises to fulfill the specific labor regulation applicable during the entire effective term of this Contract.

The parties promise, during the entire effective term of this Contract, not to take any initiative leading to the hiring of staff of the other party except under previous written contract between the parties.

8.	PRICE, PAYMENT AND TAXES

8.1	Price and payment:

The Client shall meet the amounts set forth in Appendix 2 for the Maintenance work carried out as set forth in this Contract.

The consideration agreed upon for the development of the subject matter herein, established in terms of the initial volume of the contracted service, may be reviewed annually with advance notice by request of either party, if objective circumstances lead to either an increase/decrease of the service upsetting the economic equivalency of the rights and obligations of the parties herein. The first review may only take place 12 months after the effective date of this Contract.

The considerations agreed upon include the use and enjoyment by the Supplier of the material and facilities owned by the Client deemed necessary to adequately carry out the contracted work, but does not include travel expenses and allowances, which will be invoiced separately by the Supplier.

Invoices shall be issued in advance every trimester and their payment shall be made within 15 ordinary days from the date of issuance.

8.2
Taxes: The Client shall bear all existing and future taxes hereunder. Consequently, should any applicable law require encumbering, deducting or withholding any amounts for tax purposes, the price to be paid by the Client shall be increased accordingly, so that the amount received by the Supplier remains exactly as provided in Appendix II hereof.

9.	EFFECTIVE TERM

The Contract hereunder is indefinitely granted. Notwithstanding, this Contract shall be terminated in any of the following cases:

(iii)	By any one of the parties prior reliable notice to the other party of its decision to terminate the Contract at least twelve (12) months in advance of the effective termination date.

(iv)
If any one of the parties separated from the group of companies led by Banco Bilbao Vizcaya Argentaria, S.A., or of which the latter is a member. For the purposes hereof, the party in question shall be deemed to be part of Banco Bilbao Vizcaya Argentaria, S.A. in any of the cases provided in Article 4th* of the Spanish Law on the Stock Market (LMV) No. 24/1988, enacted July 28, any amendments or replacing regulation thereof. In this case, the Contract shall be terminated twelve (12) months of such notice.

10.	RESPONSIBILITY

The Supplier shall be responsible before the Client for the losses that may have been caused due to the fraudulent or negligent breach of the obligations set forth herein, and/or any losses, damages and prejudices suffered by the Client as the direct result of this fraudulent or negligible breach of the services rendered by the Supplier.

* Translation of Article 4th of LMV 24/1988: For the purposes of this Law, a group of companies shall be considered composed of organizations forming a decisional unit, namely one thereof is, or may be, in direct or indirect control of the others, or such control is in the hands of one or several individuals systematically acting in contract.

In any case, a decisional unit shall be construed in any of the scenarios provided in Paragraph 1 of Article 42 of the Code of Mercantile Law, or when at least half the Board members of the controlled organization are Board members or top managers of the controlling one, or of another organization controlled by the latter.

For the purposes of the foregoing provisions, the controlling organization shall add to its rights those vested through other controlled organizations or through the individuals acting on behalf of the controlling organization, or of other controlled ones, or those jointly held with any other individual.

The maximum responsibility of the Supplier before the Client for the fraudulent or negligent breach of its contractual obligations, and/or any losses damages and prejudices suffered by the Client as the direct result of this fraudulent or negligible breach of the services rendered by the Supplier, shall not exceed the total amount of this Contract for the last two years, including the prevailing year at the time of the breach of contract and/or the losses damages and prejudices suffered by the Client. In the event one year has not yet been completed since the effective date of this Contract, the total amount of the maximum compensation shall be the equivalent to twice the price of the Contract for the first year. Under no circumstance will the parties confront each other for indirect losses, loss of profit or non-pecuniary loss.

The responsibility of the Supplier shall not apply (i) when the Client directly modifies or manipulates the Software components of this Contract; (ii) to the failures or defects that occur in instruments or applications that elude the purpose of this Contract, for which it was not designed and/or installed, provided that such failures or defects are not attributable to the Supplier; (iii) to any other cause that is non-attributable to the Supplier; (iv) 12 months after the termination of this Contract.

11.	ADMINISTRATION

The parties appoint the following liaison persons to resolve any matter regarding the Software Maintenance Services of this Contract:

(iii)	For the Supplier:
Francisco Leyva, La Bolsa 87, Santiago, Chile. Phone (56-2) 351-6810. E-mail: francisco.leyva@bbvapensiones.cl.

(iv)	For the Client:
Juan Carlos Reyes Madriaza, Bandera 287, Santiago, Chile. Phone (56-2) 351-1300. E-mail: jreyesm@afpprovida.cl.

12.	CONFIDENTIALITY

Any information furnished to one party by the other shall be considered confidential, regardless of the support media and whether it relates to the Software or hereto. Any public domain information as of the date hereof is excluded.

Neither party may disclose such information to any third party without consent from the other party, unless such disclosure is (i) essential to abide by law or (ii) required by a judicial or government authority.

13.	MISCELLANEOUS

13.1	Representations and Guarantees of the Parties: Each party states and assures the other:

(v)
That it is duly incorporated society according to its national laws, legally capable of fulfilling this Contract, as well as of exercising the rights and meeting the obligations hereunder, and that it has completed all processing and met all the requirements needed for the grant and fulfillment hereof;

(vi)	That the grant and fulfillment hereof does not infringe any current legal provision, their articles of incorporation, nor any other agreement or commitment entered or undertaken by each party;

(vii)	That the individuals executing this Contract are legally empowered and mandated to bind the party that they respectively represent, and

(viii)
That the obligations undertaken by each party herein are fully effective, binding and enforceable, without requiring any further authorizations, approvals, formalities, records or registrations by anyone or any authority.

13.2
Sole Document: All the Supplier’s and Client’s rights and obligations are contained in this Contract and its appendices, which jointly form only one regulating document between both parties that replaces and revokes any previous agreement or document regarding the Software Maintenance.

13.3
Partial Nullity: Should any provision herein be declared null, the remaining ones shall prevail in their own terms. If the nullity involved an essential part hereof, the parties shall negotiate to find a reasonable good-faith solution always considering the spirit hereof and the purpose of the cancelled provision.

13.4	No Other Beneficiaries: Unless otherwise expressly stated herein, no provision hereof may be construed as granting any rights or resorts to any non-party, except for legal successors of each party.

13.5	Independence: This Contract is not intended to establish any mandate or entrustment relationship of any kind between the parties. None thereof shall be considered as representative of the other.

13.6
Assignment: The Supplier may fully or partially assign this Contract to an organization member of the group of companies led by Banco Bilbao Vizcaya Argentaria, S.A., or of which the latter is a member, pursuant to Clause 9 hereof.

On the other hand, the Client may not partly or fully assign this Contract to any third party, whether a member of the group of companies or not, without the prior express and reliably given consent of the Supplier.

14.	COMMUNICATIONS

14.1
All requests, notifications, notices and generally any communications between the parties hereto shall be deemed duly given when transmitted by fax and addressed to their respectively specified addresses and numbers, without prejudice to the subsequent ratification by letters signed by authorized individuals with regard to the communications themselves or acknowledging receipt thereof.

Original faxed documents showing receipt at the corresponding fax numbers are sufficient proof of notice.

14.2	The following are the parties’ respective addresses, telephone and fax numbers:

BBVA PENSIONES CHILE
Av. Pedro de Valdivia 100, Providencia, Santiago, Chile
Phone: (56-2) 351-1200
Fax: (56-2) 351-1993

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
Av. Pedro de Valdivia 100, Piso 16, Providencia, Santiago, Chile
Phone: (56-2) 351-1201
Fax: (56-2) 351-1717

Any change of address, phone or fax number must be reliably notified in writing to the other party.

15.	APPLICABLE LAW AND JURISDICTION

15.1	Applicable Law: This Contract shall be construed and fulfilled according to its own terms and conditions, and shall be governed by Chilean law, as applicable.

15.2
Jurisdiction: Any difficulty, doubt, issue or dispute that may arise between the parties regarding the application, interpretation, fulfillment, performance, effective period, termination, cancellation, nullity or validity hereof, or any other related matter, shall be submitted for consideration and resolution to a joint arbitrator, namely fact arbitrator for the proceedings, whose ruling in law abidance may be ordinarily and extraordinarily appealed, including complaints.

The arbitrator shall be appointed by mutual agreement of the parties, failing which, the Santiago Courts of Record shall appoint an individual having taught Civil or Commercial Law at the University of Chile or Chilean Catholic University for at least five years.

In acceptance of the foregoing, the parties execute this contract in duplicate, on the date and in the place stated in the preamble hereof.

BBVA PENSIONES CHILE S.A.	ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Gustavo Alcalde Lemarie	Jorge Matuk Chijner Andrés Veszpremy Schilling

  APPENDIX I

DESCRIPTION OF THE LICENSED SOFTWARE

APPENDIX II

PRICE FOR MAINTENANCE SERVICES

For 2005, the total price for the services of the Supplier, including development and corrective maintenance, is estimated at an equivalency in pesos of US$729,242, plus taxes, depending on the actual requests made by A.F.P. Provida and taking into account man-hour unit-rate costs in dollars equivalent to US$50.

For 2006, the total price for the services of the Supplier, including development and corrective maintenance, is estimated at an equivalency in pesos of US$3,467,000, plus taxes, depending on the actual requests made by A.F.P. Provida and taking into account man-hour unit-rate costs in dollars equivalent to US$50.

For 2007, the total price for the services of the Supplier will be at an equivalency in pesos in local currency to:

a.	US$ 2,284,022 taxes included for evolutionary maintenance services;

b.	US$ 2,120,935 taxes included for corrective maintenance services.

The price of services takes into account man-hour unit-rate costs in dollars equivalent to US$25, plus taxes, for evolutionary maintenance services; and US$31, plus taxes, for corrective maintenance services.

The parties state, hereof, that the supplier among its services rendered, incurred data processing costs in 2007 (“Previous Setting”) carried out by BBVA Bancomer Servicios S.A., Multiple Banking Institution, BBVA Bancomer Financial Group, in its capacity as trustee in the Trust Fund Nº 47433-8, Corporative Regional Center (CCR), for an aggregate at an equivalency in pesos to US$619,979, taxes included, amount that shall be reimbursed by Provida to the Supplier, upon dispatching the invoice issued by the Supplier.

BBVA INVERSIONES CHILE S.A.	ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Mr. Salvador Milan Alcaraz	Juan Carlos Reyes Madriaza Andres Veszpremy Schilling

Santiago, December 18, 2007

APPENDIX II

CORRESPONDING TO THE ANNUAL PERIOD OF 2008 OF THE SOFTWARE MAINTENANCE CONTRACT

I.
BBVA INVERSIONES CHILE S.A. (hereinafter called the “Supplier”), a company incorporated according to Chilean laws, with legal residence at 100, Pedro de Valdivia Ave., Providencia, Santiago, Chile, Tax Identification No.96,757,820-7, APPEARS AS PARTY OF THE FIRST PART.

The Supplier is represented by Mr. Salvador Milan Alcaraz, Spanish, legally of age, bearer of Chilean national identity card No.14,709,753-0 and for the purposes hereof, the same legal address as the company he represents.

II.
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. (hereinafter called the “Client”), a company incorporated according to Chilean laws, with legal residence at 100, Pedro de Valdivia Ave., 16th Floor, Providencia, Santiago, Chile, Tax Identification (RUT) No. 98,000,400-7,  APPEARS AS PARTY OF THE SECOND PART.

The Client is represented by Mr. Juan Carlos Reyes, Chilean, legally of age, bearer of Chilean foreign identity card No.7,382,629-2, and Andrés Veszpremy Schilling, Chilean, legally of age, bearer of Chilean national identity card No.8,881,705-2, both domiciled for the purposes hereof as the company they represent.

The appearing representatives in turn state that their respective powers have not been revoked, suspended or restricted, and that the acting capacity of their respective represented companies has not changed. Thus, acknowledging their sufficient capacity to enter this contract,  they state the following:

WHEREAS:

III.
On December 1, 2005, the parties entered into the SOFTWARE MAINTENANCE CONTRACT (hereinafter called the “Contract”), assenting that the amount of the annual payment for the aforesaid services would be agreed in the Appendix II.

IV.	Through the subscription of the current APPENDIX II, the parties assent to agree the amount of payment hereof, for the services corresponding to 2008 period.

PRICES OF MAINTENANCE SERVICES

1.	TYPE OF SERVICE

Maintenance of Applicative Software

2.	SPECIFIC TASKS TO BE MADE

Provision of services per hours, by using specialized human resources in the services assistance of system maintenance.

3.	TARIFFS AND PAYMENTS

For 2008, the total price of services by the Supplier is estimated at:

-	Evolutionary maintenance: UF 49.457.7 for a total of 64,398 hours.

-	Corrective maintenance: UF 25,344.7 for a total of 33.001 hours.

The aforementioned prices depend on the petitions effectively made AFP Provida and consider a unit value of UF 0.768 (plus taxes) per man-hour.

The parties attest that the aforesaid tariff is the maximum tariff to be charged for the services included hereof. In the event of charging more hours during this period, its tariff shall be timely agreed through an addendum subscription.

The parties place on record that the Supplier, within the services rendered inserted hereof, must incur in data processing costs in 2008 (“Previous Setting”) carried out by BBVA Bancomer Servicios S.A., Multiple Banking Institution, BBVA Bancomer Financial Group, in its capacity as trustee in the Trust Fund Nº 47433-8, Corporative Regional Center (CCR). It is estimated that the total cost for this concept will be in the aggregate at an equivalency in pesos to US$452,551, plus taxes. In accordance with the above, AFP Provida is obligated to reimburse the Supplier, upon dispatching the invoice issued by the Supplier, the cost of data processing within services rendered hereof, up to an equivalency in pesos to US$452,551, plus taxes.

4.	FEE AMOUNTS

The payments amounts for services referred in this Appendix, are UF denominated, for which they will be met by giving those UF according to the value of this currency at the close of the corresponding date of payment.

In acceptance of the foregoing, the parties execute this contract in duplicate, on the date and in the place stated in the preamble hereof, dated September 25, 2008.

BBVA INVERSIONES CHILE S.A.	ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Mr. Salvador Milan Alcaraz	Mr. Juan Carlos Reyes Madriaza Mr. Andres Veszpremy Schilling